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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68456

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Larson Financial Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
100 North Broadway, Floor 17
(No. and Street)

Saint Louis, MO 63102

(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Miller	314-787-7141	scott.miller@larson.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

135 West 50th Street, New York, NY 10020-1299

(Address)	(City)	(State)	(Zip Code)

October 16, 2003	PCAOB#686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Scott Miller_ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Larson Financial Securities, LLC_ , as of _December 31_ , 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Scott M._

Title: Chief Compliance Office/FINOP

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

> **To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

LARSON FINANCIAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND ACCOMPANYING INFORMATION

AS OF DECEMBER 31, 2025

Table of Contents

Forvis Mazars, LLP
135 West 50th Street
New York, NY 10020-1299
P 212.812.7000 | F 212.375.6888
forvismazars.us



Report of Independent Registered Public Accounting Firm

Board of Directors and Member
Larson Financial Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Larson Financial Securities, LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2026.

Forvis Mazars, LLP

New York, New York
March 27, 2026

LARSON FINANCIAL SECURITIES, LLC

Statement of Financial Condition
December 31, 2025

ASSETS

Cash and cash equivalents	$	2,861,490
Accounts receivable from brokers		23,743
Commissions receivable		206,202
Commissions receivable from related parties		1,933,406
Due from affiliates		26,138
Deferred commissions		16,032
Other assets		36,105
TOTAL ASSETS	$	**5,103,116**

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable	$	21,176
Deferred revenue		32,468
Accrued commissions		1,366,782
Accrued Expenses		75,000
Due to affiliates		234,212
Total Liabilities		**1,729,638**
Member's Equity		**3,373,478**
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	**5,103,116**

The accompanying notes are an integral part of these financial statements.

Larson Financial Securities, LLC
Notes to Financial Statement
December 31, 2025

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies, which is presented to assist in the understanding of the financial statements of Larson Financial Securities, LLC, conforms to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the accompanying financial statements.

Organization and Nature of Business
Larson Financial Securities, LLC (the "Company" or "LFS") is a wholly-owned subsidiary of Larson Financial Holdings, LLC ("LFH") and is a registered securities broker-dealer that specializes in variable insurance, mutual funds, municipals, private placements, real estate securities, oil and gas interests, tax shelters or limited partnerships in primary distributions and selling interests in unregistered private investment funds. The Company was formed in November 2009 and is a single member Missouri limited liability company ("LLC"). The Company operates under an operating agreement, that provides for, among other things, the continuation of the Company for a perpetual term, unless terminated as provided for in the operating agreement. In addition, as provided for in the operating agreement, no member or manager shall be personally liable for any debts of the Company, unless personally guaranteed by the member or manager pursuant to a separate document. The Company does not hold funds or securities for, or owe money or securities to customers, and does not otherwise carry customer accounts. Further, the Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. However, the Company filed an Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities in alignment with the footnote's requirements. LFS is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulation Authority ("FINRA").

Concentrations of Credit Risk Arising from Deposits in Excess of Insured Limits
The Company maintains cash accounts with financial institutions. At times, balances in these accounts may exceed federally insured limits. The aggregate amount in excess of the federally insured limits as of December 31, 2025, was approximately $2,494,000. No losses have been incurred to date on any deposit balances.

Note 1 – Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues, expenses, and the disclosure of contingent assets and contingent liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of funds held in bank accounts. The Company considers all highly liquid investments with original maturities of 90 days or less, when purchased, to be cash equivalents. The Company had no cash equivalents as of December 31, 2025.

Commissions Receivable

The Company receives commissions from variable life insurance, variable annuities, mutual funds, municipal funds, private placements, real estate securities and group 401k sales. Commissions receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts. Commissions receivable as of December 31, 2025 and 2024 totaled $206,202 and $119,638, respectively.

Allowance for Credit Losses

The Company applies the guidance of ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"), which, for certain financial assets measured at amortized cost, requires a current expected credit loss ("CECL") methodology, whereby companies are required to estimate expected credit losses over the entire life of a financial asset and record any such expected credit loss at inception.

Based on the guidance in the CECL framework and the Company's assessment regarding the collectability of its receivables, the Company concluded that an allowance for credit losses was not required for any of its receivables as of December 31, 2025. Factors considered included the Company's historical experience, the credit quality of its receivables, the age of receivable balances as well as current and future economic conditions. Further, the Company believes that the credit risk, associated with the collection of fees, is not significant based on the nature of the contractual arrangements and the positive collection history within the industry.

Income Taxes

The Company is a single-member LLC and is treated as a disregarded entity for income tax purposes. The Company does not file any tax returns, but its taxable income is reported in the tax returns of the Company's member. Accordingly, no provision or benefit has been recorded for income tax purposes in these financial statements.

Note 1 – Summary of Significant Accounting Policies (Continued)

Subsequent Events

Larson Financial Securities distributed $2,750,000 on January 30th, 2026 and $500,000 on March 18th, 2026. Management has evaluated subsequent events through March 27, 2026, the date the financial statements were issued.

Note 2 – Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"), which requires the maintenance of minimum net capital (as defined) and stipulates that the ratio of aggregate indebtedness (as defined) to net capital, should not exceed 15 to 1. Rule 15c3-1 requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregated indebtedness. As of December 31, 2025, the Company had net capital of $2,732,846, and net capital requirements of $115,309, resulting in excess net capital of $2,617,537. The excess of early warning (as defined) was $2,559,882. The ratio of aggregated indebtedness to net capital was 0.63 to 1.

Note 3 – Related Party Transactions

At December 31, 2025, LFS owed LWP $193,865 (net of amounts due from LWP), and LFS owed LFG a net amount of $19,658. Such balances are reflected in due to or from affiliates on the accompanying statement of financial position. These amounts were repaid in January 2025.

The broker commission payable to Paul Larson, a greater than 5% owner of LFH, at December 31, 2025 was $1,134,696, which is included in accrued commissions on the accompanying statement of financial position.

As of December 31, 2025, the Company was due reimbursement from registered representatives of affiliated entities for FINRA-related registrations of $23,743, which is included in accounts receivable from brokers on the accompanying statement of financial condition. Reimbursement due from other affiliates, for FINRA-related registrations and other employee expenses, was $26,138 as of December 31, 2025, which is included in due from affiliates on the accompanying statement of financial condition.

At December 31, 2025 and 2024, the Company had $1,933,406 and $1,651,487, respectively, due in commissions receivable from LCM-managed funds, which is included in commissions receivable from related parties on the accompanying statement of financial condition.

As of December 31, 2025, the Company owed wages and commissions to LFG and LWP (both affiliates), in the aggregate amount of $234,212, which is included in due to affiliates on the accompanying statement of financial condition.

Note 4 – Contingencies

From time to time, in the ordinary course of business, the Company may be subject to various claims, charges, and litigation. As of December 31, 2025, the Company had no pending claims, charges or litigation that were expected to have a material adverse impact on its financial position, results of operations or cash flows.

Note 5 – Segments

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including variable insurance, mutual funds, municipals, private placements, real estate securities, oil and gas interests, tax shelters or limited partnerships in primary distributions and selling interests in unregistered private investment funds. The Company has identified its President, Colin Wiens, as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominately in the forecasting process to manage the Company. Additionally, the CODM uses net capital (see Schedule I), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.